Filed by Energy Transfer Equity, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Southern Union Company
Commission File No.: 1-06407
TRANSCRIPT
     The following is a transcript of a conference call held by Energy Transfer Equity, L.P. (the “Partnership”) and Southern Union Company (“SUG”) at 8:00 a.m. Central time on July 5, 2011. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. The Partnership believes that none of these inaccuracies is material. A replay of the recorded conference call will be accessible for a limited time through the Partnership’s web site at www.energytransfer.com.
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MANAGEMENT DISCUSSION SECTION
Operator:
Good day, ladies and gentlemen and welcome to the Energy Transfer investor call. My name is Karisa and I will be your operator for today. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session.
[Operator Instructions]
As a reminder, this conference is being recorded for replay purposes. I would now like to turn the conference over to your host for today’s call, Mr. Martin Salinas, Chief Financial Officer. Please proceed.
Martin Salinas — Energy Transfer Partners, L.P — Chief Financial Officer:
Thank you, Karisa, and hello, everyone. Thanks for joining us this morning to discuss our exciting announcements we made that ETE and Southern Union have reached an amended and restated merger agreement under which ETE will acquire Southern Union, and that ETE will contribute by merger to ETP Southern Union’s 50% interest in Citrus. With me this morning is Kelcy Warren, Chairman of ETE; John McReynolds, President and CFO of ETE; Mackie McCrea, ETP’s President and COO; Tom Mason, ETP’s General Counsel, and other members of our senior management team. And I would also like to point out that the releases we issued this morning and a presentation that accompanies this call can be found in the investor relations section of the Energy Transfer website.
Now before I start, I would like to call your attention to the forward-looking statements disclaimer, risk factors and additional information related to documents containing important information to be filed with the SEC. We’ll get into the details of the revised agreement here in a moment. But first I would like to hand it over to Kelcy to make some introductory remarks. Kelcy?
Kelcy L. Warren — Energy Transfer Equity, L.P. — Chairman:
Thanks, Martin. I think as everybody knows, on June 16th, we announced an executed merger agreement between Southern Union and Energy Transfer Equity. That merger would create the largest natural gas pipeline in the United States, but much more importantly than that, it would put together assets that are more profitable, that operate more efficiently, if the merger in fact was consummated. That started this whole process and it remains today to be the driving factor. More profitability is created by combining Energy Transfer’s pipeline assets with those of Southern Union.
The original merger agreement that was entered into June 16th issued a Series B preferred. What we were attempting to do was to offer optionality to the shareholders of Southern Union. It allowed some shareholders, or those that chose to, to receive a very healthy dividend of 8.25%, or allowed those shareholders to convert into cash, Energy

Transfer Partners’ equity or ultimately Energy Transfer Equity’s equity as well. We decided to go out and meet with as many of the Southern Union shareholders as we could over about a two-week period. We’ve probably met with over 70% of the shareholders and the feedback we got was concerning and also very, very informative in a very helpful way. What we found is many of the Southern Union shareholders could not own a currency that issued a K-1. That’s a problem. Of course, the Series B preferred — the distribution — was done through a K-1. In addition, we found that very few of the shareholders felt that they would ever receive any Energy Transfer Equity units. They felt that they would either be cashed out or wouldn’t receive the Series B preferred dividend. In the meantime, during these meetings, another bid came in for the Company — a non-binding bid — however, Southern Union’s board felt that it was a high enough offer that they should allow the other party to conduct due diligence. They, I believe, have been in that process, possibly have concluded that process. This caused us to re-look at our offer. The information we got from Southern Union’s shareholders along with this additional bid that was at $39 cash — again non-binding, no evidence of any financing — but it caused us to relook at what we were doing and listen to the shareholders that we met with.
So therefore, that resulted in the amended merger agreement that we’ve entered into today. It allows the Southern Union shareholders to receive up to 60% in cash. So for those that cannot own a K-1 or do not want to own ETE, they’re not required to. And then it allows those that do want to own ETE to do so in a tax-efficient way and enjoy the growth associated with ETE. The one thing that I would like to mention here in our meetings — we feel that there is enough shareholders in Southern Union that would not be opposed, in fact would be excited, to own Energy Transfer Equity — that we believe that this structure provides everything that the shareholders need. It provides clarity — there’s no uncertainty as to what a Southern Union shareholder might get. Again, I believe there’s plenty of demand for Energy Transfer Equity units, with those wanting of cash will have that option as well.
Also, let me conclude by saying we have never been willing — and I’ve told many of you that I met with over the last two weeks — we’ve never been willing to issue Energy Transfer Equity units. We’ve just refused to do so. We’ve never done it other than in the original IPO. The reason for not doing that, if you look at the trading history of ETE, in my view it would have been the wrong thing to do. It’s been an undervalued currency. We did the largest distribution increase we’ve done to date last week but the market didn’t really move. We’ve been told by analysts that we respect that until the noise of this merger concludes that we are really not trading on fundamentals, we’re trading on the win or lose of this deal. However, I do want to remind the shareholders to please look at Energy Transfer Equity, understand who we are, understand our assets. Many of you have, and the ones that have I think have drawn the right conclusion and I will encourage others to do that. I believe that the cost received by the Southern Union shareholders under this amended merger agreement is substantially north of $40 per share. Martin?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Thanks, Kelcy. We’ll go ahead and turn to the slide deck that we put up on our website. And I’ll start with slide 3. So under the terms of the revised agreement, ETE will acquire all the outstanding common stock for Southern Union for cash and ETE common units as Kelcy mentioned. The consideration is comprised of $40 in cash or 0.903 ETE common units per South Union common share at of course Southern Union’s shareholders election. The transaction value certainly exceeds $40 for Southern Union’s share, particularly for those shareholders that elect to take ETE common units, and therefore represents more than a 42% premium to the closing share price of Southern Union common stock on June 15th. That’s a day before our initial transaction was announced. We want to stress that this is a definitive agreement with fully committed financing already in place. In other words, it’s not subject to any financing contingencies whatsoever.
As Kelcy mentioned, the revised structure is designed to deliver certain superior value and simplification while accommodating Southern Union shareholder preferences. Shareholders can elect, on a per-share basis, all cash or all units; however, the maximum cash component is 60% of the aggregate merger consideration and the ETE common unit component can fluctuate between 40% and 50% — again, depending on the election of the Southern Union shareholder. The elections in excess of either the maximum cash or maximum new common units will be subject to proration. And I’ll discuss that in a little bit more detail.
If you look at ETE’s two-day volume weighted average price as an implied value, stock component of $40.50 for Southern Union shares. As Kelcy mentioned, this doesn’t take into consideration the recent increase in distributions not reflected in ETE’s unit price. In addition, Southern Union’s shareholders who do elect ETE common units will defer taxes for that portion of the consideration received. As we discussed on our last call, we were focused on ensuring the transaction structure maintains the credit profile benefits from the prior offer for the enlarged Energy Transfer family and this revised structure certainly does that.
Also in connection with a revised agreement and to provide financing for a substantial part of the cash portion, we have negotiated the pre-arranged drop-down of Southern Union’s 50% interest in Citrus Corp — that’s the entity that owns the Florida Gas Transmission pipeline — to Energy Transfer Partners for $1.9 billion of cash upon closing of ETE’s acquisition of Southern Union, again which I’ll elaborate on a bit later. You recall that we have discussed a potential for drop-downs as part of our previous offer.
Demonstrating that this is the right transaction for both ETE and Southern Union shareholders, ETE has received signed support agreements from shareholders representing approximately 14% of Southern Union’s total shares outstanding who will also pre-elect to receive ETE common units as consideration. What this means is more cash for other shareholders if they elect to choose that option of cash.
And based on our “hell or high water” commitment, we do not expect any anti-trust issues and remain on track to close in the first quarter of 2012.
As I draw your attention to slide 4, it’s increasingly clear that we’ve listened to Southern Union shareholders and are providing a truly superior transaction to Williams’ proposal for several reasons. First, we are delivering a higher premium and the potential for material upsides to Southern Union shareholders electing to take ETE common units. Right now, we have a compelling 5.6% yield, again one that has not been reflective of an increased distribution announcement that we made last week. The ETE common units are very attractive and we expect high demand for the unit consideration. Williams’ proposal on the other hand is all cash, which means 100% taxable without the additional upside that we are offering. We have no financing contingencies, our transaction is not subject to due diligence, and as I said, we don’t expect any regulatory issues in relation to this transaction. To that end, we have demonstrated our commitment and confidence that we can close this transaction in a timely manner by agreeing to divest businesses, if required by regulators, to ensure federal anti-trust approvals. We also believe that Williams’ transaction could face material anti-trust issues, particularly in Florida where there is significant overlap with Southern Union’s operations there. So for the many reasons that you can see on this chart, its clear — ETE is the best partner and has offered the best deal for Southern Union shareholders in many respects.
Looking at the strategic rationale for ETE unit holders — and we talked about this a few weeks ago - this rationale remains intact with our revised offer. So I’ll briefly run through the benefits again today. From a financial standpoint, this deal offers attractive, immediate and long-term accretion to ETE’s distributable cash flow while also diversifying ETE’s cash flow with yet another investment-grade source. So to this end the combination of Southern Union significantly increases fee-based revenues from long-term contracts with strong credit-quality customers. As a result, a significant portion of our pro forma cash flow will come from these large scale regulated and investment-grade operations. As we have stated before, our assets are highly complementary. We’re combining existing controlled natural gas and natural gas liquid operations and adding greater geographic diversification, all of which aligns with ETE’s long-term strategy for growth.
What this adds up to is a larger and more competitive platform with more demand-side pipeline and greater organic opportunities in many of the key areas across the United States. We’ll also have the ability to realize immediate, meaningful and operational and commercial synergies with the potential over time for additional drop-downs like the Citrus drop-down to ETP. And as you know, drop-downs are excellent mechanisms to enhance values and we’re certainly excited to have the flexibility to do this on a go-forward basis.
What does it mean to Southern Union shareholders? If you look at slide 6, and benefits for Southern Union shareholders, this deal offers a material financial benefit in the form of more than 42% premium to their unaffected closing price of June 15th. In addition, and as I mentioned before, the ETE unit election provides opportunities for significant upside for Southern Union shareholders based on their individual investment objectives. Southern Union shareholders that do elect ETE common units will also have the benefit of a tax deferral, not to mention an increased dividend yield from 2% to 5.6%. And I’d also point out that that yield is expected to be tax deferred based on ETE’s expected tax shield for 2012. But you can see there are important tax characteristics that make ETE distributions more advantageous versus the Southern Union corporate dividend.

I’d also like to point out that Kelcy, John McReynolds and other members of the management team and Board own over 30% of the existing ETE common units outstanding thereby aligning unitholders’ interest with those of senior management.
In addition, the transaction provides an enhanced long-term position for Southern Union shareholders who elect ETE common units as it marries Southern Union’s demand-driven end-user market with Energy Transfer systems that connect to major natural gas producing basins in the United States.
Simply put, we’re creating a stronger company with very attractive long-term prospects. This deal also provides increased certainty to Southern Union shareholders from a close perspective compared to that of Williams’ proposal.
I’d now like to give a little more detail on slide 7 of the mechanics of the conversion — or the options to Southern Union shareholders as it relates to the consideration alternatives. So if you look at slide — the decision tree on slide 7, you’ll see that each Southern Union shareholder may elect to receive $40 in cash or 0.903 ETE common units on a per share basis as we mentioned earlier. So how does all this work? It’s actually quite simple. Southern Union shareholders can elect cash or shares for all or part of the Southern Union shares they own. The proration feature only applies if holders of more than 60% of all Southern Union shares elect cash, or more than 50% of all Southern Union shares elect ETE units. The mere fact that holders of 14% of Southern Union shares have already elected ETE units means there is more cash for others — in fact on that basis, up to 70% cash. Conversely, those holders that have already pre-elected ETE units can be prorated back if holders have more than 50% of Southern Union shares want ETE units.
Now I’d like to talk a little bit more on the drop-down of Citrus into ETP. And as I mentioned earlier, ETE and ETP have negotiated the pre-arranged drop down of Southern Union’s 50% interest in Citrus Corp — the owner of Florida Gas Transmission — for $1.9 billion in cash. For those of you who are not familiar with Florida Gas, it is a 5,500-mile interstate pipeline with a throughput capacity of 3.2 Bcf per day and Phase VIII expansion which was placed in service on April 1st of this year, and also has an average contract life of 25 years supported by high credit quality customers. This is by far one of the best pipelines in the United States, supplying Florida, a large natural gas consuming state. Upon closing of the drop-down transaction, ETP will be the operator and El Paso Corporation will own the remaining 50% interest. This transaction certainly provides multiple strategic advantages to ETP. First, Citrus is a premier pipeline providing access to the strong Florida market and it will expand ETP’s fast growing interstate transportation segment by adding significant demand side market-centric pipelines to ETE’s asset portfolio. It also significantly increases fee-based revenue and long-term contracts supported by these high credit-quality customers. This drop down has been approved by the conflicts committees of both ETE and ETP with closing expected to be concurrent with or soon after the closing of ETE’s acquisition of Southern Union. In addition, and similar to the ETE, there is no financing contingency or unitholder vote required. The $1.9 billion of cash proceeds from this drop-down will be used to repay a substantial portion of the financing to be incurred by ETE to fund the cash consideration to Southern Union shareholders. ETE expects to fund the transaction with financings that are consistent with a commitment to maintain its current investment grade credit metrics. The drop-down is also structured to defer any tax gains realized to ETE or Southern Union.
Now looking at the timeline and turning to slide 9, the important thing I want to point out here is that we remain on track and continue to expect to close this transaction in the first quarter of 2012. We are confident in our ability to integrate Southern Union as we know Southern Union’s assets and businesses quite well and have an excellent track record of integrating previous acquisitions. The integration plan will put — will be put in place immediately to ensure one functional organization at close, and we have already started the regulatory process with HSR and Missouri filings. We’ll also require FERC approval, but don’t expect any issues in obtaining such approval. And as with our original merger agreement this deal will also require Southern Union shareholder approval later this year, but also importantly a unit holder vote at ETE is not required.
Now I’d like to talk a little bit about ETE and its performance. As you can see on slide 10, we’re very proud that the ETE unitholders have experienced very attractive total returns, actually 229% for ETE unit holders since January of 2009 alone, again quite a feat in a very short period of time. And as a reminder, we recently increased our distribution rate by approximately 12% on an annual basis. What this transaction does is provide both immediate value for Southern Union shareholders and value creation for ETE in the overall Energy Transfer family over not only the short, but also the long-term.

And turning back to the strategic merit of the transaction, as you can see on slide 11 and you’ve seen this before, Southern Union’s assets are extremely complementary to ours. Together we’ll be the largest natural gas pipeline company in the United States by miles, but also more importantly we’ll become the largest pipeline company in the United States as it relates to volumes transported. To put some numbers behind it, we’ll have 44,000 miles of owned and operated natural gas pipeline, transporting over 30.7 billion cubic feet per day of natural gas. Needless to say we’re very excited about this for a few reasons. Energy Transfer has more access to, and takes more volume out of, most of the shale plays in the United States than any other pipeline company in the country. What Southern Union provides is more than 15,000 miles of interstate pipelines to transport products from supply-glutted areas to major energy consuming markets, a merit that further strengthens our competitive position while diversifying our operations and cash flows. We’ll also be better able to serve producers and end-user customers, which will create significant additional organic growth opportunities in strategic geographical locations across the country. And certainly the drop-down of Citrus to ETP will allow us to continue expanding our reach further east.
So in closing, we’re here today as we were here a few weeks ago because this deal will create a larger, stronger, more diversified Energy Transfer for existing ETE unitholders and Southern Union shareholders who would like the units consideration. Today’s revised agreement offers significant value for Southern Union shareholders with compelling cash and unit election options to meet their needs and preferences. In all respects, this is a superior transaction providing greater value at a significant premium, the power for shareholders to elect what they want and offering greater certainty to close.
With that, we’re happy to take your questions. Karisa, let’s open the lines for questions. Thank you.
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Q&A SECTION
Operator:
And your first question comes from the line of Stephen Maresca of Morgan Stanley. Please proceed.
Stephen Maresca — Morgan Stanley — Analyst:
Good morning, everybody. Congrats on the revised transaction. Apparently some of you had some busy July 4th weekends.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
There was a lot of fireworks going on, Stephen.
Stephen Maresca — Morgan Stanley — Analysis:
Yeah, yeah. A couple of questions and I’ll get back in queue. Surrounding the drop-down, you talked about deferred gain recognition for ETE or shareholders or ETE overall. How do you expect to do that? And then what are you seeing when you’re looking forward in terms of FGT? I’m trying to figure out the multiple that is implied in this drop-down. And maybe you can talk a little bit about what you see for the growth for 2012 for Florida Gas?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Yes, so on the — in terms of the tax structure, as I think we mentioned in the ETP press release, our intention is to initially fund the transaction with a combination of debt either through offerings or off a revolver. With that there are some tax advantages to doing so. And so as we work through that structure, we do believe working with our tax attorneys that we’ll be able to tax efficiently move those assets out of Southern Union into Energy Transfer Partners. As it relates to the second question — I was focused on the first one. Stephen, what was the second one?
Stephen Maresca — Morgan Stanley — Analysis:
Just in terms of your growth for Florida Gas. I’m just trying to figure out what sort of multiple on 2012 is being implied. I mean, we’re coming up with something that’s in the sort of 10.5 of EBITDA range and I don’t know if you can comment on that, or what you see for Florida Gas for 2012?

Kelcy L. Warren — Energy Transfer Equity, L.P. — Chairman:
Yeah, Stephen. This is Kelcy. I would not argue with what you’re coming up with. It’s a very high multiple. There’s a necessity for an ETE IDR subsidy to make the transaction make sense. However, I think you know this — you don’t find a more premium pipeline than Florida Gas Transmission and the way of it’s — it’s just got an incredible market. I certainly don’t see any nuclear power plants being built there. And I question whether or not there will be many coal power plants being built in the State of Florida. I think the future of moving natural gas through Florida Gas Transmission is very, very good. However, you’re right. It’s — for an asset like that, you — in my opinion, you’ve got to pay a full premium.
Stephen Maresca — Morgan Stanley — Analyst:
Okay.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
And Stephen maybe to add to that is, as you know Phase VIII went into service this year. As we understand it, it’s very similar to our pipes at FEP or Tiger, but there’s — some of that demand fee growing overtime where certainly we’ll see more benefit in 2012 than certainly you’d see in 2011. Also remind you that there’s some open capacity on Phase VIII and that’s certainly an attraction for us as we continue to look further east. So we — while may be not short-term, certainly over a longer period and certainly see us being able to fill out the remainder of that capacity.
Stephen Maresca — Morgan Stanley — Analyst:
Okay. Fair enough and thanks for that color. My last question is there’s something in the release that talked about asset divestitures. Obviously, Citrus is one drop-down. Are there others that you anticipate prior to close or right after close?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Well, I think as we may have mentioned in the last call and certainly things that we’ve been looking at, they old Sid Richardson assets. Southern Union Gas Services is a prime candidate for a potential drop-down. Given its proximity in the West Texas Permian Basin area, I see that as a, probably a front-runner in terms of a drop-down. From an asset divestiture, as you know, it’s harder to do that out of an MLP. But that’s something as we look to solve for not only financing, but also setting the capital structure across the entities involved is something that we will look at whether it be Southern Union controlled assets or Energy Transfer controlled assets.
Stephen Maresca — Morgan Stanley — Analyst:
Okay. Well, thanks a lot and congrats again, everybody.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Thanks, Stephen.
Kelcy L. Warren — Energy Transfer Equity, L.P. — Chairman:
Thanks, Stephen.
Operator:
Your next question comes from the line of Vivek Pal of Knight Capital. Please proceed.
Vivek Pal — Knight Capital — Analyst:
Yeah, good morning. Is there any increase in breakup fees?
Thomas P. Mason — Energy Transfer Partners, L.P. — General Counsel:
Yes. The breakup fee has been increased to $162.5 million from $93.5 million it was before.
Vivek Pal — Knight Capital — Analyst:
Okay. And, Kelcy, getting into a bidding war is somewhat unlike you because you’ve always shown a lot of financial prudence, but I guess you like the assets a lot. Just trying to figure out, I mean, at the end of the day, your bid is only $1 more than Williams, and Williams arguably has more financial flexibility so they can easily top this. So have you tried to figure out in terms of how high can this go? And based on SUG’s own presentation, their 2011 EBITDA is about a little over $1 billion. So how do you — it seems can you just give us the math behind the $40 price? Is there — what underlying EBITDA are you assuming for SUG? And even if you use 10 times it seems like you’re getting there and how — and it should. Is there — is there — at some point is there a point where you say like it’s getting too expensive?
Kelcy L. Warren — Energy Transfer Equity, L.P. — Chairman:
Yeah, of course, of course. And really thank you for your first statement. That is our style. We’ve been very disciplined and we will continue to be so. The one thing that we’ve been very disciplined with and has served us well is that we — we have refused to issue ETE equity in the past. We have been tempted to do that by many parties that would actually help us with our growth if they could receive ETE units and we’ve absolutely walked away from deals before we would do that. So we’ve been more aggressive here than I have been probably in my career. However, I think one thing that I would urge you to consider is I don’t think this is a $40 offer. I think the offer is substantially greater than $40. If you look at what drop down-type MLPs trade for, you look at the embedded growth in ETE’s transparent growth, forget this market, just look at what is already known in the way of projects that have been announced through ETP or Regency, and I think you draw a very quick conclusion. And I’m confident the Southern Union board has drawn this conclusion that our price is substantially above $40 when you look at the ETE component.
Vivek Pal — Knight Capital — Analyst:
Okay. In terms of the ratings impact, now I guess you’re not taking the incentive distribution from Florida Gas, but you’re also not doing the 8.25% Series B units. So I guess that mitigates it. So it should not impact the ratings based on your previous call. Is that a fair statement?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Yeah, this is Martin. That is a fair statement. We see it as, if anything, neutral to maybe slightly credit-enhancing, given one, the simplification; two, the fact that we are issuing outright equity and the fact that I guess in the previous offer, the drop-downs were contemplated where here we are pre-wiring the drop-down of Citrus into ETP. So for those reasons, kind of look to that being on par from a credit-rating perspective.
Vivek Pal — Knight Capital — Analyst:
So from — so Southern Union’s ratings should stay what they are right now, investment grade, is that a fair statement?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
That is a fair statement, and we are committed to keeping that through this merger.
Vivek Pal — Knight Capital — Analyst:
And in terms of the proceeds that you get from your drop-downs, are you — what’s your priority going to be? So you get $1.9 billion from ETP, you’re going to use that to pay off the short-term financing you’re getting from CS to pay down — pay that down? And I’m just trying to figure out if there’s any debt — the outstanding debt reduction that takes place or your first priority is just going to pay down the acquisition debt?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Well, we came out today with the announcement of the drop down of Citrus into ETP, and look to use those proceeds to repay anything that would be funded under ETE’s commitment or financing facility. Having said that, given that the fact that we are looking at six to nine months process here from a regulatory approval, that does give us the time to further evaluate, further drop down asset divestitures to right size, recalibrate the credit metrics across the entities involved to ensure that we maintain the ratings at the respective entities or improve those as it relates to Regency.
Vivek Pal — Knight Capital — Analyst:
Okay. Last question, then I’ll get back in the line. There’s nothing that stops you from dropping down Sid Richardson as well, right? You can drop down more than one asset at the same — simultaneously when you close this transaction?

Kelcy L. Warren — Energy Transfer Equity, L.P. — Chairman:
Yeah, this is Kelcy. That’s absolutely correct. And that’s probably — that asset is probably the one is that biggest no-brainer as far as hydraulic efficiency, compression fuel reduction, expansion of liquid recovery capacity, liquid take-away capacity. So it is an extremely good bet to drop that asset down.
Vivek Pal — Knight Capital — Analyst:
So Kelcy, you’ll try and drop down as much as possible, whatever the market can digest in terms of equity, right? So equity issuance at ETP is basically the biggest constraint in terms of what you can drop down into the MLP, right?
Kelcy L. Warren — Energy Transfer Equity, L.P. — Chairman:
That — and the tax-efficient nature of that particular asset, yes.
Vivek Pal — Knight Capital — Analyst:
Alright. I’ll drop back in the line. Thank you.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Thank you.
Operator:
Your next question comes from the line of John Edwards of Morgan Keegan. Please proceed.
John D. Edwards — Morgan Keegan — Analyst:
Yeah, good morning, everybody, and congratulations on the next round here.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Thanks, John.
John D. Edwards — Morgan Keegan — Analyst:
Just a couple things here, just to follow-up the last series of questions. So would it be upon close you’re committed to dropping down Citrus, would there be, I guess, at that same time other assets could possibly drop down at the same time or would you just wait a little bit?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Well, certainly we look to do this as efficiently as possible and as much as we can do from a market perspective. So I think we’ll continue to evaluate that and the timing of that, but I think our purpose would certainly be to do it sooner versus later.
John D. Edwards — Morgan Keegan — Analyst:
Okay, great. Okay, great. And then what kind of maintenance Cap Ex are we — should we assume for Citrus?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
I don’t know if that’s been put out in public domain, John. Let me double check that and then I’ll get back to you.
John D. Edwards — Morgan Keegan — Analyst:
Okay, because obviously the Southern guidance, they had something like $300 million of Cap Ex on their 2011 budget. So I guess the related question — are you thinking about sort of, I mean there’s a potential for reclassifying some of what they view as maintenance Cap Ex, reclassifying it lower?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Well, I mean we’re going to — we’ll certainly have to take a look at their policies and marry those up with those that we have at ETP and Regency. To the extent there are changes, obviously we’ll make those changes. From a, I guess an operational cash/tax perspective, we’re going to go in — we do believe we operate pipelines better than anybody out there. Is there a chance that you could see that number lessen? Certainly. But at the same time, these are sort of regulated pipelines. There’s a certain amount of things we have to be doing there. So unrealistic to think that we’re going to come in and slash it by 50%, but I would also go a long way in saying I don’t see it growing much more than where it is today.

John D. Edwards — Morgan Keegan — Analyst:
Okay. And then just kind of following up Steve’s question... on a potential IDR giveback on Citrus, how should we be thinking about that?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
What do you mean?
John D. Edwards — Morgan Keegan — Analyst:
What potentially, I mean, Kelcy was saying you’re acknowledging it’s a fairly rich multiple. Should we be thinking about any kind of IDR support from ETE to ETP...?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
I got it.
John D. Edwards — Morgan Keegan — Analyst:
Yeah.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Yes, yes. We, I guess as part of agreeing to the drop-down and we’ve provided this in ETP’s press release this morning that there would be a $220 million giveback over a four-year period.
John D. Edwards — Morgan Keegan — Analyst:
Okay. And that’s going to be out even each year?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Yes.
John D. Edwards — Morgan Keegan — Analyst:
Okay, great. Alright. Thank you very much.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Yes, you bet, John.
Operator:
Your next question comes from the line of Ross Payne of Wells Fargo. Please proceed.
Ross Payne — Wells Fargo — Analyst:
How’re you doing guys?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Hey, Ross.
Ross Payne — Wells Fargo — Analyst:
Hey, a quick question. You guys have commented on potential asset sales, I mean, would that be non-core or would it be obviously [indiscernible]?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Would be — I’m sorry, what was the last part of that, Ross?
Ross Payne — Wells Fargo — Analyst:
[inaudible].
Kelcy L. Warren — Energy Transfer Equity, L.P. — Chairman:
Yeah. Hey, Ross, this is Kelcy. Yeah, we would certainly consider that. There are tax implications. And so we’re going to be very conscious of the tax leakage of any asset sales but, yes, we would consider that.

Ross Payne — Wells Fargo — Analyst:
Okay. Thanks. That’s it from me. Thanks.
Operator:
Your next question comes from the line of Mark Teibol of Jefferies.
Mark Teibol — Jefferies — Analyst:
Yeah, I was just wondering in terms of the additional debt that will be net debt funded at ETE, are we looking at about $2 billion to $3 billion after the payment from the Citrus drop-down?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Well, I guess if you look at the cash component, or the maximum cash component that Southern Union shareholders could take in the transaction, that comes up to a little bit over $3 billion. You would then apply the $1.9 billion of cash that would come up through the drop-down of Citrus down into ETP. So you’re left with roughly $1.1 billion, $1.2 billion. As we’ve talked about on the call, the likelihood of another drop-down to fund that remaining cash portion is kind of what we have our eye on. I guess potentially you could look at doing a term loan or maybe additional notes up at ETE, but our purpose would be to fund that cash through the drop-downs.
Mark Teibol — Jefferies — Analyst:
And just one follow-up question: did you say earlier that you already have commitments from SUG shareholders north of 50% to take ETE stock?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
No. Today, we have roughly 14%.
Mark Teibol — Jefferies — Analyst:
14%...?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Yeah.
Mark Teibol — Jefferies — Analyst:
Thank you.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
You bet.
Operator:
Your next question comes from the line of Anthony Crowdell of Jefferies. Please proceed.
Anthony Crowdell — Jefferies — Analyst:
Hi, good morning. Just a quick question: I was wondering if — you said about 14% of the SUG holders would take the units. Is there a corresponding number of SUG shareholders you’ve met with that would take the cash?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Well, as Kelcy mentioned in the opening remarks, I mean, we have met with a lot of shareholders and obviously a lot of that has kind of changed hands since we made the initial announcements a couple of weeks ago. But, yes, I mean I think it’s fair to say when we look at the revised offer, certainly more out there would be wanting to take cash. And so, again, that’s why we came out with the structure that we did. At this point there are no elections for cash...at this point.
Anthony Crowdell — Jefferies — Analyst:
Okay. Thank you.
Operator:
And your next question comes from the line of Craig Shere of Tuohy Brothers. Please proceed.

Craig Shere — Tuohy Brothers — Analyst:
Hi, congratulations on the upped offer. It clearly represents some good value there. I want to kind of piggyback on some of the broader deal value questions because the shares are obviously for Southern Union indicating a potential additional — unless it’s reflecting the upside longer term in your ETE equity—there may be some sense in the market there’s more bidding that has yet to happen. And I’m just not sure I understand that. I just want to mention a couple things and maybe you can give some feedback on it. Panhandle probably is worth less than Florida Gas Transmission being an older pipe with proportionately higher Cap Ex, and there’s also a lot of back-end funding or value in this coming from contracting out all of FGT Phase VIII in addition to the LNG liquefaction option, which is all kind of years down the road. And very hard to upfront pay for when your underlying equity is yield-oriented as is the case with both you and Williams now. And there’s also limits to how much MLP equity has been discussed that can be issued in any given one offering or one year. So I’m kind of having trouble envisioning the spiraling kind of war for SUG and see the offer you’ve made as getting close to full value. Do want to comment on that?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
We certainly agree with your last statement that I mean I think we are offering a substantial premium to what’s out there today. And as Kelcy also pointed out, I feel like the ETE units today are undervalued, based on the transparent distributable cash flow of growth coming to it by way of the MLPs down below. So we believe it’s much higher than the $40 that’s out there just from a, I guess, a black and white perspective. As we’ve seen in the past, it’s difficult to compete if money is out there. We’re going to do what we need to do that’s best for our unitholders today and the long term, and we feel like what we have on the table does just that.
Craig Shere — Tuohy Brothers — Analyst:
Well, would you agree that Panhandle probably has less of a multiple value than FGT and that a lot of the value to be had in Southern Union is kind of back-end loaded and a little difficult to pay upfront when your shares are yield-oriented?
Kelcy L. Warren — Energy Transfer Equity, L.P. — Chairman:
I would agree that Florida Gas Transmission is the superior interstate pipeline in the mix. There’s no question about that by a long shot. So I don’t disagree with your logic there at all. I think there’s a part of this that’s missed a little bit and it’s somewhat unique to us, because there’s something that has occurred in the natural gas industry that is, if you’re involved in it day-to-day and you see it, and it has never occurred before. And I think it’s moving towards sort of a liquid kind of drill-bit driven phenomenon. And so what you’ll see is the SUGS assets in the west are extremely valuable, but they are only valuable if they know that they have firm liquid take-away capacity. That does not exist today, but we made an announcement independent of this deal perhaps maybe a week, two weeks ago where we are correcting that problem. So that is a big economic driver for us. Very, very big.
Craig Shere — Tuohy Brothers — Analyst:
Sure, definitely see the upside on the midstream. I appreciate the time. Thank you.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Thank you, Craig.
Operator:
Your next question comes from line of Tony Reyna of Cantor Fitzgerald. Please proceed.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
[indiscernible].
Tony Reyna — Cantor Fitzgerald — Analyst:
Hey, how are you doing? Congrats. Can you tell me just how the dividends work with both companies, how they’ll work as we get towards the end of the agreement, how dividends will work as far as proration and election and all of that, please?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Are you talking about between sign and closing?

Tony Reyna — Cantor Fitzgerald — Analyst:
From today until potential deal close, yeah.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Well, I mean, we’ll continue to conduct our business as we always have, and so will Southern Union. I mean those dividends will remain in place and at Energy Transfer, as we announced last week, we’ll pay $2.50 on an annual basis to our unitholders every quarter. But as...
Thomas P. Mason — Energy Transfer Partners, L.P. — General Counsel:
Yeah, Martin, it’s Tom Mason, General Counsel. My view to your question is if there’s — what happens to distributions that are paid by ETE between signing and closing — there’s no adjustment for that. And so the exchange ratio is a fixed exchange ratio and there’s no adjustment until—so, whenever the ETE common units actually get issued in the merger transaction, that’s the date after that there will be record dates for the regular quarterly distribution upon which somebody who elected to receive ETE common units would therefore be entitled to the next distribution on the ETE common, but no adjustments otherwise.
Tony Reyna — Cantor Fitzgerald — Analyst:
So I’m a little confused. So as we get to, I mean, suppose we’re going to close this deal Q1 of next year. Will we try to coordinate that dividend for that particular quarter or whatever quarter we’re going to close?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Southern Union’s dividend? No.
Tony Reyna — Cantor Fitzgerald — Analyst:
Okay. I understand. I’ll get back in the queue and I appreciate it.
Operator:
Your next question comes from the line of Sharon Lui of Wells Fargo. Please proceed.
Michael Blum — Wells Fargo — Analyst:
Hi. This is actually Michael Blum. Good morning, everybody.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Hey, Michael. <laughter>
Michael Blum — Wells Fargo — Analyst:
Surprised you there. Just two quick ones for you. One, you didn’t mention anything about the $100 million of synergies that you announced the first time around. I just wanted to make sure that those are still in place. And the second part of that, given the elimination of the non-compete, should we think of that $100 million as additional synergies or how should we think about that?
Kelcy L. Warren — Energy Transfer Equity, L.P. — Chairman:
Yeah, and Michael, we should have mentioned the $100 million in synergies, I am sorry we did not do that. Yes, they’re still in place and we feel very confident in those. As you know they are not immediate, they’re not Day 1, but they certainly ramp up. Many of them are just pretty fundamental too, they are not hard to identify. And then, as it relates to the consulting agreements, yes, George and Eric have decided that they don’t — they should step down from those agreements, I believe they felt too much negative attention being directed towards those agreements. And I am hopeful—very, very hopeful and to the point I am being confident—that I believe George and Eric will be large unitholders of ETE. And I am confident we will work together post this transaction, but as we sit here today we have — we have no agreement to do that, but I am hopeful that we will at some point.
Michael Blum — Wells Fargo — Analyst:
Okay, great. And then my other question is: the fact that you are now paying at least partially in cash for SUG units, does that give you any sort of tax benefit in terms of the stock basis of SUG which would somehow be used to offset some of the tax that you take on a drop-down of one of your assets that have lower cost basis, if you’re following me?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
No, that won’t have any impact on that, Michael.
Michael Blum — Wells Fargo — Analyst:
Okay, great. Thank you.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Thank you.
Operator:
Your next question comes from the line of John Edwards of Morgan Keegan. Please proceed.
John D. Edwards — Morgan Keegan — Analyst:
Yeah, just a follow-up. I forgot to ask, with the maximum of 60%, does that mean — I just want to make sure I understand — does that mean, say an individual shareholder that has one million Southern shares, for example, does that mean they could only tender 600,000 of those for cash? Or does it mean — does it go into a pool, he could tender it all for ETE units and say it leaves cash left over for others?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Yeah, it’s more the latter, John. It will go in to a pool and just look to see what that pool looks like and if it were to butt up against the maximum or go over the maximums then it would just get prorated down.
John D. Edwards — Morgan Keegan — Analyst:
Okay great. Alright, thank you very much.
Operator:
Your next question comes from the line of Vadula Merit of CDP Capital. Please proceed.
Vadula Merit — CDP Capital — Analyst:
Good morning.
Kelcy L. Warren — Energy Transfer Equity, L.P. — Chairman:
Good morning.
Vadula Merit — CDP Capital — Analyst:
Couple of questions. One, when it comes to the shareholder vote, has it yet been determined how that will be done, whether it’s a two-thirds vote or a majority and how a voting versus a non-voting shareholder will be counted?
Thomas Mason — Energy Transfer Partners, L.P. — General Counsel:
The requirement will be a majority of the outstanding Southern Union shares. As far as the non-votes, I think there’s some broker requirements as to whether a broker can vote on a transaction like this, probably brokers cannot vote without getting the actual underlying stockholders say-so whether they want to approve or disapprove the merger. So that will be — I think the non-vote would be treated as not counting towards the majority of the outstanding.
Vadula Merit — CDP Capital — Analyst:
And so, a non-vote doesn’t count either as a pro-vote or a no-vote?
Thomas Mason — Energy Transfer Partners, L.P. — General Counsel:
Well, since it’s...
Vadula Merit — CDP Capital — Analyst:
I mean, as a holder if I were to fall asleep that day or just take a long vacation, how would I be treated if I don’t do anything?

Thomas Mason — Energy Transfer Partners, L.P. — General Counsel:
Well, you’d be in the denominator, but not in the numerator of trying to get the majority, so you would not count towards achieving that majority.
Vadula Merit — CDP Capital — Analyst:
So are they no-vote?
Thomas Mason — Energy Transfer Partners, L.P. — General Counsel:
Yes.
Vadula Merit — CDP Capital — Analyst:
Okay, thank you. And secondarily, what are the rules in a transaction like this in terms of being able to write up or rebase any of the SUG assets — for any future drop downs — as a consequence of this transaction? Are there certain assets that would, in some fashion based on the difference between where SUG was valued previously and the value that’s been ascribed to SUG today, that would then have a chance to be written up in some fashion, or nothing happens?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Yeah, we are buying the outside basis, so the inside basis wouldn’t be impacted.
Vadula Merit — CDP Capital — Analyst:
Okay, such that—then what would have been considered a very low tax basis asset within SUG historically would remain so going forward?
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
That is correct.
Vadula Merit — CDP Capital — Analyst:
Alright. Thank you very much.
Operator:
And we have time for one more question. Your question will come from the line of Carl Kirst of BMO Capital. Please proceed.
Carl Kirst — BMO Capital — Analyst:
Thank you very much everyone. Slipping under the wire here. Just a very quick clarification, I apologize if this is written somewhere in one of the prospectus. With respect to the drop of FGT, is that in any way contingent on changing its corporate structure and does your partner there — El Paso — have any capacity to hold that up? Not that there would be any reason that they’d do that, but I just want to make sure I understand that.
Thomas Mason — Energy Transfer Partners, L.P. — General Counsel:
Yeah. No change is contemplated in the corporate structure of Citrus, which owns the Florida Gas Transmission, and under an existing agreement with El Paso, El Paso does not have a veto or consent right to the drop-down.
Carl Kirst — BMO Capital — Analyst:
Great. Thank you.
Operator:
At this time, I would like to turn the call over to management for closing remarks.
Martin Salinas — Energy Transfer Partners, L.P. — Chief Financial Officer:
Great. Again thanks everyone for your time this morning. And we look forward to getting this transaction in our hands. Have a good day. Thank you.

***************
Forward-Looking Statements
     This transcript may include certain statements concerning expectations for the future, including statements regarding the anticipated benefits and other aspects of the proposed transaction, that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond the control of the management teams of the Partnership, Energy Transfer Partners, L.P. (“ETP”), Regency Energy Partners LP (“RGNC”) or SUG. Among those is the risk that conditions to closing the transaction are not met or that the anticipated benefits from the proposed transactions cannot be fully realized. An extensive list of factors that can affect future results are discussed in the reports filed with the Securities and Exchange Commission (the “SEC”) by the Partnership, ETP, RGNC and SUG. Neither the Partnership, ETP, RGNC nor SUG undertakes any obligation to update or revise any forward-looking statement to reflect new information or events.
Additional Information
     In connection with the transaction, the Partnership and SUG will file a joint proxy statement / prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the definitive joint proxy statement / prospectus when it becomes available because it will contain important information regarding the Partnership, SUG and the transaction.
     A definitive joint proxy statement / prospectus will be sent to stockholders of SUG seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement / prospectus (when available) and other documents filed by the Partnership and SUG with the SEC at the SEC’s website, www.sec.gov. The definitive joint proxy statement / prospectus (when available) and such other documents relating to the Partnership may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from the Partnership’s website, www.energytransfer.com. The definitive joint proxy statement / prospectus (when available) and such other documents relating to SUG may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, 5444 Westheimer Road, Houston, Texas 77056, or from SUG’s website, www.sug.com.
     The Partnership, SUG and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation will be set forth in the joint proxy statement / prospectus when it becomes available.